SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Name of Subject Company (Issuer))

TELEMAR PARTICIPAÇÕES S.A.
(Names of Filing Persons (Offeror))

Preferred shares, without par value
American Depositary Shares, each representing one preferred share
(Title of Class of Securities)

879246106
(CUSIP Number of American Depositary Shares)

Fabio Schvartsman
Praia de Botafogo 300, 11° andar, sala 1101 (parte)
22250-040 — Rio de Janeiro, RJ, Brazil
55-21-3873-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Kevin W. Kelley, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
(212) 351-4000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
US$4,587,682,987.94	US$140,841.87

* Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding preferred shares, no par value (including preferred shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Persons, at a purchase price of R$35.09 in cash per preferred share or American Depositary Share. As of May 24, 2007 there were 254,747,800 preferred shares outstanding (including preferred shares represented by American Depositary Shares), none of which are owned directly or indirectly by the Filing Persons. As a result, this calculation assumes the purchase of 254,747,800 outstanding preferred shares. The Transaction Value was calculated in Brazilian reais (R$) and converted into U.S. dollars at the average of the bid and ask exchange rates published by the Brazilian Central Bank at the close of business on May 23, 2007 of US $1 = R$1.9485.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is $30.70 per $1 million (prorated for amounts less than $1 million) of the aggregate Transaction Valuation. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.00003070.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A           Filing Party: N/A

Form of Registration No.: N/A           Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☑	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on combined Schedule TO and Schedule 13E-3 (this “Combined Schedule TO”) relates to the offer by Telemar Participações S.A. (“TmarPart”), a sociedade anônima organized under the laws of the Federative Republic of Brazil, to purchase any and all outstanding preferred shares, no par value, including any and all preferred shares represented by American Depositary Shares (the “ADSs”), of Tele Norte Leste Participações S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil (“TNL”), other than the shares owned directly or indirectly by the Filing Persons, at a price of R$35.09 per preferred share in cash, adjusted by the Brazilian Taxa Referencial-TR (“BTR”) from April 10, 2007 to the date payment is made for shares purchased in the tender offer, net of stock exchange and settlement fees, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated June 20, 2007 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which are annexed to and filed with this Combined Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The BTR is a monthly index, calculated on the basis of interest rates for deposits at Brazilian banks, published by the Brazilian Central Bank (Banco Central do Brasil, or “Central Bank”), which, for reference, was approximately 0.1689% for the month of May 2007. As of June 18, 2007, we estimate that the purchase price as adjusted by the BTR is approximately R$35.20.

For reference, based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates published by the Central Bank (the “Exchange Rate”), at the close of the business day on June 18, 2007, which was US$1.00 = R$1.9043), R$35.09 is equivalent to approximately US$18.43.

The information set forth in the Offer to Purchase including, without limitation, all schedules thereto and the related Letter of Transmittal, is incorporated by reference herein in answer to Items 1 through 11 of this Combined Schedule TO.

This Combined Schedule TO also constitutes a Schedule 13E-3 in accordance with Instruction I to Schedule 13E-3 and Instruction J to Schedule TO.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated June 20, 2007.
(a)(1)(B)	Form of Letter of Transmittal to transmit American Depositary Shares.
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Notice of Voluntary Public Tender Offer for acquisition of all the preferred shares of Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A., dated June 20, 2007 (English translation).
(a)(5)(A)	Statement of Material Fact issued by TmarPart on April 10, 2007 (incorporated by reference to Schedule TO-C, filed by TmarPart on April 12, 2007).
(a)(5)(B)	Statement of Material Fact issued by TmarPart on April 17, 2007 (incorporated by reference to Schedule TO-C, filed by TmarPart on April 18, 2007).
(a)(5)(C)	Statement of Material Fact issued by TmarPart on April 20, 2007 (incorporated by reference to Schedule TO-C, filed by TmarPart on April 23, 2007).
(a)(5)(D)	Information to the Market issued by TmarPart on May 29, 2007 (incorporated by reference to Schedule TO-C, filed by TmarPart on May 30, 2007).
(a)(5)(E)	Statement of Material Fact issued by TmarPart on June 19, 2007.
(b)(1)	Senior Secured Bridge Facility, Commitment Letter, dated as of June 19, 2007.
(b)(2)	Senior Secured Bridge Facility, Summary of Principal Terms and Conditions, dated as of June 19, 2007.
(d)	None.
(g)	None.
(h)	None.

Item 13.	Information Required by Schedule 13E-3.

The information set forth in the Offer to Purchase including, without limitation, all schedules thereto and the related Letter of Transmittal, is incorporated by reference herein in answer to Items 1 through 16 of Schedule 13E-3, except to those items as to which information is specifically provided below.

Schedule 13E-3, Item 13. Financial Information.

(b)	Pro forma financial information disclosing the effect of the transaction is not material to the Offer.

Schedule 13E-3, Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(b)	The information set forth in “The Tender Offer — Section 13 — Fees and Expenses” is incorporated herein by reference.

Schedule 13E-3, Item 16. Exhibits.

(c)	Valuation Report, N M Rothschild & Sons (Brasil) Ltda., May 25, 2007.

(f)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2007

TELEMAR PARTICIPAÇÕES S.A.

By:	/s/ FABIO SCHVARTSMAN
Name: Fabio Schvartsman

Title:	Chief Executive Officer

By:	/s/ JOSÉ AUGUSTO DA GAMA FIGUEIRA
Name: José Augusto da Gama Figueira

Title:	Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 20, 2007.
(a)(1)(B)	Form of Letter of Transmittal to transmit American Depositary Shares.
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Notice of Voluntary Public Tender Offer for acquisition of all the preferred shares of Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A., dated June 20, 2007(English translation).
(a)(5)(A)	Statement of Material Fact issued by TmarPart on April 10, 2007 (incorporated by reference to Schedule TO-C, filed by TmarPart on April 12, 2007).
(a)(5)(B)	Statement of Material Fact issued by TmarPart on April 17, 2007 (incorporated by reference to Schedule TO-C, filed by TmarPart on April 18, 2007).
(a)(5)(C)	Statement of Material Fact issued by TmarPart on April 20, 2007 (incorporated by reference to Schedule TO-C, filed by TmarPart on April 23, 2007).
(a)(5)(D)	Information to the Market issued by TmarPart on May 29, 2007 (incorporated by reference to Schedule TO-C, filed by TmarPart on May 30, 2007).
(a)(5)(E)	Statement of Material Fact issued by TmarPart on June 19, 2007.
(b)(1)	Senior Secured Bridge Facility, Commitment Letter, dated as of June 19, 2007.
(b)(2)	Senior Secured Bridge Facility, Summary of Principal Terms and Conditions, dated as of June 19, 2007.
(d)	None
(g)	None.

Schedule 13E-3, Item 16. Exhibits.
(c)	Valuation Report, N M Rothschild & Sons (Brasil) Ltda., May 25, 2007.